Mountain Renewables, Inc.
1772 Grape Street
Denver, CO 80220
720-341-8235

July 20, 2009

Ms. Pamela Long, Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:       Mountain Renewables, Inc.
Registration Statement on Form S-1
File No 333-159577

Dear Ms. Long:

We are submitting herewith the First Amendment to Form S-1 filed previously. We have incorporated changes in the document per the Commission’s letter dated June 23, 2009.

This letter makes reference to each comment of the Commission and details the changes we have made.

1. We have revised the document to register only 5,515,000 shares including reduced sales by insiders to less than 15% of the total shares outstanding as a secondary offering on a shelf basis under Rule 415(a)(1)(i) offered by Selling Shareholders.

Since all of the proceeds from the resale of securities offered in this registration statement belong to the Selling Shareholders and since the total shares registered for resale by insiders have been reduced to less than 15% of he total outstanding shares of the company, this offering qualifies as a secondary offering pursuant to Rule 15(a)(1)(i) and is therefore not subject to Rule 419.

2. The document has been revised throughout to reduce the number of shares being sold by Giannotti and Bristlecone to an aggregate of 2,000,000 shares which represents less than 15% of our outstanding shares. We have stated on the cover page and in the plan of distribution that the significant selling shareholders will offer their shares at a fixed price of $.10 per share for the duration of the offering and should be deemed as “underwriters”. See also the response to comment number one above.

3. We have revised the document throughout such that information provided in tables and elsewhere is stated as of the most recent practicable date.

Ms. Pamela Long
July 20, 2009

4. We have included a legality opinion in Exhibit 5.1 to the revised document and the document has been revised to identify the law firm providing the legal opinion.

5. The cover page and page 2 have  been revised to reflect the amended number of shares being offered.

6. We have revised the cover page and the wording of our Plan of Distribution, now on page 24, to clearly state that selling shareholders (other than the significant shareholders) will sell at $.10 per share until our shares are quoted on the OTC Bulletin Board, and thereafter at prevailing market prices or privately negotiated prices.

7. We have made  revisions to both the Prospectus Summary, page 4, and Business Overview, page 17, stating that we are a development stage company. However, it would be misleading to state that we have no operations and we have not made the revision suggested by the Commission.  Please see our response to items 1, 2, and our financial statements.

8. The Risk section of the document, beginning on page 4 has been expanded to clearly describe our limited of revenues to date and the consequent risk that we may be unable to continue as a going concern.

Page 6, has been expanded to include:

“SINCE WE HAVE HAD ONLY $375 IN REVENUES SINCE INCEPTION AND OUR COMPANY IS NEW AND HAS ONLY RECENTLY COMENCED PLANNED OPERATIONS, WE MAY NOT BE ABLE TO GENERATE PREDICTABLE AND CONTINIOUS REVENUE IN THE NEAR FUTURE. FURTHER, THERE IS NO ASSURANCE THAT WE WILL EVER GENERATE SIGNIFICANT REVENUE. WE HAVE  GENERATED ONLY SPORADIC REVENUE SINCE INCEPTION AND WE HAVE EXPERIANCED LOSSES SINCE INCEPTION. FAILURE TO GENERATE SUFFICIENT REVENUE TO PAY EXPENSES AS THEY COME DUE WILL MAKE US ANABLE TO CONTINUE AS A GOING CONCERN AND RESULT IN THE FAILURE OF OUR COMPANY AND THE COMPLETE LOSS OF ANY MONEY INVESTED TO PURCHASE OUR SHARES.

“We estimate that the money we have in the bank will be sufficient to sustain our business plan as a public company for a maximum of one year.”

We have revised “Liquidity and Capital Resources, on page 17, and  Prospectus Summary, on page 4 to deleted any reference to a present plan to raise additional cash, while pointing out that any investors should, nonetheless, recognize an ongoing risk of “inability to continue as a going concern.”

Ms. Pamela Long
July 20, 2009

The risk section of the document on page 10 has been  revised to include risk associated with the illiquid nature of an investment in our company’s shares:

“SINCE THERE IS PRESENTLY NO TRADING MARKET FOR OUR SHARES, AN INVESTMENT IN OUR SHARES IS TOTALLY ILLIQUID.  AN INVESTOR PURCHASING OUR SHARES WILL NOT BE ABLE TO RESELL THEIR SHARES  UNLESS A MARKET FOR OUR SHARES DEVELOPES AT SOME POINT IN THE FUTURE. THERE CAN BE NO ASSURANCE THAT SUCH A MARKET WILL EVER DEVELOP. THEREFORE, INVESTORS WHO PURCHASE OUR SHARES COULD LOOSE THEIR ENTIRE INVESTMENT.’

“Even if a market for our shares does develop at a future date, the volume of trading will be small and on many days the volume will be zero. Our share price will likely be volatile and will likely fall rapidly should an investor attempt to liquidate even as small number of shares. These conditions are likely to persist could prevent resale our shares.”

We have added additional risk statements appropriate to our company on page 6, as follows:

“AS A PUBLIC COMPANY, OUR COST OF DOING BUSINESS WILL INCREASE BECAUSE OF  NECESSARY  EXPENSES  WHICH INCLUDE, BUT ARE NOT LIMITED TO, ANNUAL AUDITS, LEGAL COSTS, SEC REPORTING COSTS, COSTS OF A TRANSFER AGENT AND THE COSTS ASSOCIATED WITH NASD FEES AND COMPLIANCE. FURTHER, OUR MANAGEMENT WILL NEED TO INVEST SIGNIFICANT TIME AND ENERGY TO STAY CURRENT WITH THE PUBLIC COMPANY RESPOSIBILITIUES OF OUR BUSINES AND WILL THEREFORE MAY HAVE DIMINISHED TIME AVAIABLE TO APPLY TO OTHER TASKS NECESSARY TO OUR SURVIVAL. IT IS THEREFORE POSSIBLE THAT THE BURDEN OF OPERATING AS A PUBLIC COMPANY WILL CAUSE US TO FAIL TO ACHIEVE PROFITABLILITY.  IF WE EXSHAUST OUR FUNDS, OUR BUSINESS WILL FAIL AND OUR INVESTORS WILL LOOSE ALL MONEY INVESTED IN OUR STOCK.”

“It is essential that we grow our business to sell at minimum, 100 collectors per quarter and to achieve profits and maintain adequate cash flow to pay the cost of remaining public. If we fail to pay public company costs, as such costs are incurred, we will become delinquent in our reporting obligations and our shares may no longer remain qualified for quotation on a public market.”

We have added a risk statement  on page 7 in connection with potential conflicts of interest faced by our sole director/officer.

Ms. Pamela Long
July 20, 2009

“SINCE WE HAVE ONLY ONE DIRECTOR WHO ALSO SERVES AS OUR PRESIDENT, CHIEF FINANCIAL OFFICER AND SECRETARY, DECISIONS WHICH AFFECT THE COMPANY WILL BE MADE BY ONLY ONE INDIVIDUAL.  IT IS LIKELY THAT CONFLICTS OF INTEREST WILL ARRISE IN THE DAY-TO- DAY OPERTATIONS OF OUR BUSINESS.  SUCH CONFLICTS, IF NOT PROPERLY RESOLVED, COULD HAVE MATERIAL NEGATIVE IMPACT ON OUR BUSINESS.”

“In the past the company has issued shares for cash and services at prices which were solely determined by Richard Giannotti. At that time, Richard Giannotti made a determination of both the value of services exchanged for our shares, and, as well, the price per share used as compensation.  Transactions of this nature were not made at arms length and were made without input from a knowledgeable and non-interested third party. Future transactions of a like nature could dilute the percentage ownership of the company represented by shares purchased in this offering. While the company believes its past transactions were appropriate, and plans to act in good faith in the future, an investor in our shares will have no ability to alter such transactions as the may occur in the future and, further, will not be consulted by the company in advance of any such transactions. An investor who is unwilling to endure such potential dilution should not purchase our shares.”

Further, we have revised “Liquidity and Capital Resources on page 17 and elsewhere throughout the document to  delete any reference to a present plan to raise additional cash.

9. We have revised the Results of Operations section of MD&A. All discussion of financial results is now limited to the period from inception through March 31, 2009.

10. We have included the following on page 18 under Liquidity and Capital Resources:

“The supplier of our present inventory of  refurbished collectors has stated that he will not be able to provide us with our projected requirement of 100 collectors per quarter on a continuous basis. Once we have sold our present inventory of refurbished collectors, and in the event that our present supplier proves unable to continue as our sole supplier, we will advertise on the internet and purchase used collectors as they become available to us.  Consequently, we may sell significantly less than 100 collectors  each quarter because we are unable to locate adequate refurbished inventory and/or for other causes. We may be unable to sell any of the collectors in inventory. Therefore, we are unable to predict the cash flow of our business. Our cash flow, if any, will be sporadic during the next year. In the event that our sales are disappointing, our liquidity may diminish substantially.”

Ms. Pamela Long
July 20, 2009

11. We have expanded the Business section on page 17 to include the sources and availability of raw materials and the name of our principal supplier.

“The supplier of our present inventory of  refurbished collectors, James Wiegand, has stated that due to an incident of theft at his storage site, he will not be able to provide us with 100 collectors per quarter on a continuous basis. Once we have sold those collectors available from Mr. Wiegand, we will advertise on the internet to purchase used and refurbished collectors. We believe additional inventory will become available us on terms we judge favorable, but there is no assurance of this. However, because our business is subject to market supply and demand for building supply prices and commodity prices, for example, volatile prices paid for scrap copper and aluminum, and are unable to predict our future sales or the margins we may generate on sales.”

Supplementally, there are no written contracts in connection with the company’s transactions other than our written agreements with our auditors and the letter of agreement which we received from our financial printer in connection with our arrangement to pay for services with shares of our common stock and a written purchase order in connection with each sale of collectors to document our terms of sale and physical delivery. Going forward, we will pay our president a commission of 7% on sales, however we have not executed a written employment agreement with our president.

12. The original document on page 22  was previously misleading because the wording was ambiguous.  Page 21 of  document has been revised to state that Rosewind sold 6,000,000 shares of Rosewind Common Stock to Bistlecone Associates, LLC for $5,000. All proceeds of this sale were deposited into Rosewind’s checking account and are being utilized for operations. Mr. Giannotti received no proceeds from this transaction.

Supplementally, Mr. Giannotti did not sell any of his shares to Bristlecone or others.

13. Certain Relationships and Related Transactions, found on page 23 the document now  includes the following disclosures:

“Our President, Mr. Giannotti, purchased 10,000 shares of Ambermax IV Corporation during July of 2006 for $400. Under the terms of the Share Exchange agreement consummated during November 2008 between Ambermax IV and Mountain Renewables, Inc. Mr. Giannotti exchanged his 10,000 shares of Ambermax IV for 30,000 shares of Mountain Renewables, Inc. A copy of the Share Exchange Agreement, signed by all shareholders of Ambermax IV, including Mr. Giannotti, is contained in  Exhibit 10.1.”

Ms. Pamela Long
July 20, 2009

“Likewise, on consummation of the Share Exchange Agreement with Ambermax IV, all of the 38 additional shareholders of Ambermax IV each received three shares of the company’s common stock in exchange for each share of the commons stock of Ambermax IV and   the company received $12,871 in cash, which was the only asset of Ambermax IV. See Signatory page of “Share Exchange Agreement” for a complete list of the former shareholders of Ambermax IV. A copy of the “Share Exchange Agreement” signed by all shareholders of Ambermax IV, including Mr. Giannotti, is contained in  Exhibit 10.1  previously filed.”

“Mr. Giannotti has no relationship with any shareholder of the company.”

“Mr. Giannotti has no relationship with any of the previous shareholders of Ambermax IV Corporation.”

“Our President, Mr. Giannotti purchased 4,000,000 shares of the Common Stock of Mountain Renewables for $5,000 cash during March of 2008.”

14. The document mistakenly made reference to warrants. The reference has been removed as there are no outstanding warrants.

15. The table of Selling Shareholders found on page 26? Has been expanded to include footnote as follows:

“All selling shareholders, other then Bristlecone Associates and Mr. Giannotti with respect to the 4,000,000 shares purchased by Mr. Giannotti, received their shares from the share exchange with Ambermax III.  There are no relationships between Mr. Giannotti  and the former Ambermax III shareholders.
The definitive share exchange agreement between Ambermax IV and the company was previously filed as Exhibit 10.5.”

16. A footnote has been included on the table of Selling Shareholders on page 27 to disclose that Bristlecone Associates, LLC is controlled by Anna Collins and that Bristlecone LLC is not a broker dealer and is not an affiliate of a broker-dealer.

17.   We have changed the statements of changes in stockholders’ equity to disclose each issue of securities.

18.   We have changed the statements of cash flows to remove an inadvertent line in operating activities.

19.   We have changed the statements of cash flows to include the total net cash used in operating activities for the three months ended March 31, 2009.

Ms. Pamela Long
July 20, 2009

20.   We have revised the headings on the statements of cash flows to more clearly indicate the period from inception to March 31, 2009.

21.   We have added our revenue recognition policy to Note 1.

22.   We have added to the disclosure the date, party, basis of valuation of the services and the “sufficiently large disincentive of nonperformance” which is potential damages.

Supplementally, during March 2008 the Company issued  Sonja Gouak, 140,000 shares of its  common stock in exchange for financial printing services to be performed in the future, valued  at $14,000. The issuance was at $0.10 per share. Mountain has the legal right to reduce our share award to Ms. Gouak in the event of non-performance.

23. Page I-1 of the document, Recent Sales of Unregistered Securities has been expanded per the requirements of Regulation S-K.

24. The document has been revised on page I-2, Undertakings, to include the wording provided by Item 512(a) of Regulation S-K.

25. The document now includes the revised consent of Larry O’Donnell, CPA with respect to the correct date of the accountant’s report as well as reference to  Form S-1 rather than Form SB-2.

We believe the document is much improved and await the Commission’s response.

Sincerely,

MOUNTAIN RENEWABLES, INC.

/s/ Richard Giannotti
Richard Giannotti, President